Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges(1)

	Year ended December 31
	2013 £m	2012 £m	2011 £m	2010 £m	2009 £m

Profit before tax	163	332	268	609	456

Fixed charges: interest expense (B)(2)	2,798	3,731	3,156	2,642	3,429

Earnings before taxes and fixed charges (A)	2,961	4,063	3,424	3,251	3,885

Ratio of earnings to fixed charges (A/B)	106	109	108	123	113

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits.
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.